SEC MAIL PROCESSING RECEIVED SECTION MAR 04 2014 WASH., D.C. 189

14047574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAINT LAURENT CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. PACIFIC COAST HIGHWAY, SUITE 200
(No. and Street)

LONG BEACH	CA	90804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. FAHRINGER, CEO (562) 346-3383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. GREEN AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

308 SOUTH "M" STREET	TULARE	CA	93274
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/24/14

OATH OR AFFIRMATION

I, TIMOTHY J. FAHRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAINT LAURENT CAPITAL, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA ROMANS
Commission # 1881048
Notary Public - California
Tulare County
My Comm. Expires Feb 27, 2014

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAINT LAURENT CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2013

TABLE OF CONTENTS

M. Green and Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saint Laurent Capital, Inc.

We have audited the accompanying financial statements of Saint Laurent Capital, Inc. (SLC) a California S-corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to SLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of SLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • Fax (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saint Laurent Capital, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statements as a whole.

M. Green and Company LLP

February 26, 2014
Tulare, California

SAINT LAURENT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 21,445	
Accounts receivable from customers (net of $15,000 allowance for doubtful accounts)	20,749	
Total current assets		$ 42,194
PROPERTY AND EQUIPMENT:		
Office equipment	5,336	
Accumulated depreciation	(3,980)	
Net property and equipment		1,356
OTHER ASSETS		930
Total assets		$ 44,480

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 9,181
STOCKHOLDER'S EQUITY:		
Common stock 10,000,000 shares authorized, 2,400,000 shares issued and outstanding, $.001 par value	$ 2,400	
Paid in capital	57,600	
Retained earnings, deficit	(24,701)	
Total stockholder's equity		35,299
Total liabilities and stockholder's equity		$ 44,480

See notes to financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF INCOME
DECEMBER 31, 2013

REVENUE		$ 197,719
OPERATING EXPENSES:		
Employee compensation and benefits	$ 14,399	
Advertising and promotions	28,960	
Transportation and travel	47,811	
Legal and professional fees	12,152	
Consulting	12,500	
Education and research	6,623	
Occupancy	25,160	
Office	39,779	
Other expenses	6,158	
Bad debt expense	15,000	
Depreciation	403	
Total operating expenses		208,945
Loss before taxes		(11,226)
Provision for state franchise tax		(800)
Net loss		$ (12,026)

See notes to financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2013

	Common Stock Outstanding		Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balances at January 1, 2013	2,400,000	$ 2,400	$ 57,600	$ (3,575)	$ 56,425
Distributions	-	-	-	(9,100)	(9,100)
2013 Net loss	-	-	-	(12,026)	(12,026)
Balances at December 31, 2013	2,400,000	$ 2,400	$ 57,600	$ (24,701)	$ 35,299

See notes to financial statements.

SAINT LAURENT CAPITAL, INC.

STATEMENT OF CASH FLOWS
DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (12,026)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	403	
Bad debts	15,000	
Increase in accounts receivable	(1,246)	
Decrease in accounts payable	(790)	
Net cash provided by operating activities		$ 1,341
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(9,100)
Net decrease in cash and cash equivalents		(7,759)
Cash and cash equivalents, January 1, 2013		29,204
Cash and cash equivalents, December 31, 2013		$ 21,445
SUPPLEMENTARY CASH FLOW INFORMATION:		
Cash paid for taxes		$ 800

See notes to financial statements.

NOTE 1 - Organization and Nature of Business

Saint Laurent Capital, Inc. (SLC) was incorporated in California on December 19, 2006. SLC is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA).

SLC performs investment banking services, primarily, for US-based companies that are seeking financial advisory regarding mergers and acquisitions, or who may benefit from financing through the private placement of equity or debt capital. SLC is located in Long Beach, California and is an S-Corporation.

Due to the nature of the activities and forms of compensation expected to be received, SLC is required to register as a broker-dealer with FINRA, Securities and Exchange Commission (SEC), and the State of California and Utah, as well as any other required states in which it solicits or conducts business with investors, prior to conducting these transaction-based activities.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting using accounting principles generally accepted in the United States of America. Under the accrual method of accounting, income is recognized as it is earned and expenses are recognized as they are incurred whether or not cash is received or paid out at that time. Accordingly, recognition of prepaid expenses, accounts payable and accrued expenses have been made where these items are material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of Statement of Cash Flows, the Corporation considers cash in checking, cash in savings and all other highly liquid investments with original maturities of three months or less at the date of purchase to be cash and cash equivalents.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable from customers represent amounts due for financial advisory services. These receivables are due upon receipt and are not collateralized. Management monitors open accounts receivable balances and maintains an allowance for doubtful accounts for estimated losses resulting from the failure of customers to make required payments and there is doubt as the collectability or for the cost of pursuing unpaid accounts. In evaluating their collectability, management considers many factors, including the age of the balance, the customer's payment history, its current credit-worthiness, cost of pursuing payment and the terms of the individual contracts. During 2013 it was determined that the cost of pursuing on outstanding receivable would approximate $15,000, and an allowance was established.

Advertising

The Corporation expenses advertising costs as they are incurred.

Depreciation

Depreciation is provided on office equipment using the straight-line basis with the estimated life of five years.

Subsequent Events

Management has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NOTE 3 - Net Capital Requirement

SLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $5,000, whichever is greater. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2013, SLC's net capital was $12,264, which was $7,264, in excess of its required net capital of $5,000. SLC's net capital ratio was .75 to 1.

NOTE 4 - Simplified Employee Pension Plan

In December 2008, SLC started a Simplified Employee Pension Plan (SEP), in accordance with Section 408(k) of the Internal Revenue Code, for its sole employee, Timothy J. Fahringer. Pursuant to the SEP, the Corporation agrees to provide discretionary contributions in each calendar year to the retirement account of its eligible employees, based only on the first $255,000 of compensation; the same percentage for each eligible employee, limited annually to the lesser of $51,000 or 25 percent of compensation, and paid to the eligible employee's IRA trustee or custodian. The Corporation did not make a SEP contribution for 2013.

NOTE 5 - Provision for Income Taxes

SLC has elected, with the consent of its stockholder, to be taxed as an S-Corporation for federal and state income tax reporting under Internal Revenue Code Section 1362. An S-Corporation does not generally pay federal income taxes, instead, its stockholders are taxed on the Corporation's income. Therefore, these statements do not include any provision for federal income taxes.

For California income tax reporting there is a minimum franchise tax of $800 or 1.5 percent of income adjusted for state income tax purposes, whichever is greater. The 2013 provision for state franchise tax includes only the minimum amount of $800.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the S-Corporation if the S-Corporation has taken an uncertain position that more likely than not would not be sustained upon examination by either the Internal Revenue Service or the California Franchise Tax Board. SLC's management has analyzed the tax positions taken and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require disclosure in the financial statements. The S-Corporation is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. SLC's management believes it is no longer subject to income tax examinations for years prior to December 31, 2010, for federal purposes and December 31, 2009, for state purposes.

NOTE 6 - Operating Lease

The Corporation entered into an operating lease for corporate office space beginning on March 1, 2010 through December 31, 2010, at which time the lease changed to month-to-month. At December 31, 2013, the monthly rent was $1,200, and the 2013 rent expense was $14,400. Beginning January 1, 2014, the monthly rent was increased to $1,320.

NOTE 7 - Concentrations

The Corporation engages in a variety of services with companies that are seeking financial advisory services regarding mergers and acquisitions, or who may benefit from financing through the private placement of equity or debt capital. Fee arrangements include retainers, percentage of consideration or financing, fixed fees and success fees. The gross revenue of the Corporation realized in 2013 came from three customers. One of those customers represents 60 percent of gross revenue.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

NET CAPITAL:

Total assets	$ 44,480	
Less total liabilities	9,181	
Total stockholder's equity		$ 35,299
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	20,749	
Net property and equipment	1,356	
Other assets	930	
Total non-allowable assets		23,035
Net capital		$ 12,264

NET CAPITAL REQUIREMENTS:

Minimum net capital requirement per SEC Rule 15c3-1 (greater of a or b)

a. Minimum dollar amount	$ 5,000	
b. Minimum percentage of aggregate indebtedness (1/15 or 6 2/3%)	$ 612	
Excess net capital ($12,264 - $5,000)		$ 7,264

AGGREGATE INDEBTEDNESS:

Accounts payable	$ 9,181	
Total aggregate indebtedness		$ 9,181
Ratio of aggregate indebtedness to net capital		.75 to 1

(continued)

SAINT LAURENT CAPITAL, INC.

COMPUTATIONS OF NET CAPITAL AND NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II A OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	12,264
Audit adjustments to record additional accrued expenses		-
Net capital per computation on previous page	$	12,264

No material differences were noted.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control requirements under Rule 15c3-3, Saint Laurent Capital, Inc. qualifies for exemption under subparagraph (k)(2)(i) of the Rule as it does not hold customer funds or safe keep customer securities.

See accompanying independent auditors' report.

M. Green and Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

LARRY W. AYERS, C.P.A., C.V.A.
MARLA D. BORGES, C.P.A.
KEVIN M. GREEN, C.P.A.
WM. KENT JENSEN, C.P.A.
KATHLEEN M. LAMPE, C.P.A., C.V.A.
LYNN M. LAMPE, C.P.A., C.F.E.
ALAN S. MOORE, C.P.A.
ELAINE D. REULE, C.P.A., C.F.E.
GIUSEPPE SCALIA, C.P.A.
NATALIE H. SIEGEL, C.P.A.

REBECCA AGREDANO, C.P.A.
NICOLE A. CENTOFANTI, C.P.A.
CRYSTAL COTA, C.P.A.
BRENDA A. DADDINO, C.P.A.
JASON A. FRY, C.P.A., M.S.A.
REBECCA C. HAYDEN, C.P.A.
RACHEL L. KOOTSTRA, C.P.A.
R. IAN PARKER, C.P.A.
MARY L. QUILLIN, C.P.A.
ROSALIND WONG, C.P.A.

JAMES G. DWYER, C.P.A.
Consultant
KENNETH B. NUNES, C.P.A.
Consultant
KENNETH W. WHITE, JR., C.P.A.
Consultant

Dinuba
Hanford
Tulare
Visalia

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Saint Laurent Capital, Inc.

In planning and performing our audit of the financial statements of Saint Laurent Capital, Inc. (SLC), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Saint Laurent Capital, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of SLC's internal control. Accordingly, we do not express an opinion on the effectiveness of SLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by SLC, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because SLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by SLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of SLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which SLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • Fax (559) 686-1297
E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of SLC's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of SLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 26, 2014.

> The size of the business does not warrant a staff large enough to adequately implement a segregation of duties plan. This limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in businesses the size of SLC, the specific weaknesses are not described herein and no corrective action has been taken or proposed by SLC.
>
> During the review of specific disbursement transactions it was discovered that documentation necessary to corroborate the nature, amount, and validity of those transactions were not always retained in the records of SLC. Management of SLC has taken corrective action and has devised a system to retain support for all disbursement transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that SLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M. Green and Company LLP

M. GREEN AND COMPANY LLP
Certified Public Accountants
February 26, 2014
Tulare, California